SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2023

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 12, 2023

	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial & Corporate Development Officer Shaw Communications Inc.

NEWS RELEASE

Shaw Announces First Quarter Fiscal 2023 Results

Calgary, Alberta (January 12, 2023) – Shaw Communications Inc. (“Shaw” or the “Company”) announces consolidated financial and operating results for the quarter ended November 30, 2022. First quarter consolidated revenue decreased 1.2% year-over-year to $1.37 billion, adjusted EBITDA1 decreased 2.5% year-over-year to $617 million, and net income decreased 14.3% to $168 million.

Selected Financial Highlights

	Three months ended November 30,
(millions of Canadian dollars except per share amounts)	2022	2021	Change %
Revenue	1,370	1,386	(1.2)
Adjusted EBITDA(1)	617	633	(2.5)
Adjusted EBITDA Margin(2)	45.0%	45.7%	(1.5)
Funds flow from operations	487	491	(0.8)
Free Cash Flow(1)	113	255	(55.7)
Net income	168	196	(14.3)
Earnings per share
Basic and diluted	0.34	0.39

(1)

Adjusted EBITDA and free cash flow are non-GAAP financial measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. Additional information about these measures, including quantitative reconciliations to the most directly comparable financial measure in the Company’s Consolidated Financial Statements, is included in “Non-GAAP and additional financial measures” in the MD&A dated January 12, 2023 for the three-month period ending November 30, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

(2)

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin should not be considered a substitute or alternative for GAAP measures. Adjusted EBITDA margin is not a defined term under IFRS and does not have a standardized meaning, and therefore may not be a reliable way to compare us to other companies. Additional information about this ratio is included in “Non-GAAP and additional financial measures” in the MD&A dated January 12, 2023 for the three-month period ending November 30, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Proposed Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Rogers-Shaw Transaction”).

1 Adjusted EBITDA is a non-GAAP financial measure and should not be considered a substitute or alternative for GAAP measures. Adjusted EBITDA is not a defined term under IFRS and does not have a standardized meaning, and therefore may not be a reliable way to compare us to other companies. Additional information about this measure, including a quantitative reconciliation to the most directly comparable financial measure in the Company’s Consolidated Financial Statements, is included in “Non-GAAP and additional financial measures” in the management’s discussion and analysis (MD&A) dated January 12, 2023 for the three-month period ending November 30, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash. As at March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per share.

The Rogers-Shaw Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of King’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of King’s Bench of Alberta issued a final order approving the plan of arrangement.

Agreement to Sell Freedom Mobile to Quebecor

On June 17, 2022, Rogers, Shaw and Quebecor Inc. (“Quebecor”) announced their agreement for the sale of Freedom Mobile Inc. (“Freedom”) to Quebecor for a purchase price of $2.85 billion. On August 12, 2022, Rogers, Shaw and Quebecor entered into a definitive agreement (the “Share Purchase Agreement”) for the sale of Freedom to Videotron Ltd. (“Videotron”), a subsidiary of Quebecor, substantially consistent with the terms announced on June 17, 2022 (the “Freedom Transaction”). The Freedom Transaction is subject to regulatory approvals from the Commissioner of Competition (the “Commissioner”) and Innovation, Science and Economic Development Canada (ISED), and is conditional on all the conditions of the Rogers-Shaw Transaction having been satisfied. Subject to satisfaction of all conditions, closing of the Freedom Transaction will take place immediately before the closing of the Rogers-Shaw Transaction. Collectively, the Rogers-Shaw Transaction, the Freedom Transaction and all transactions provided thereunder are referred to as the “Proposed Transaction.”

The Share Purchase Agreement provides that Videotron, a subsidiary of Quebecor, will acquire all of the issued and outstanding shares of Freedom. Accordingly, Videotron will acquire the entire Freedom business, including all Freedom-branded wireless and Internet customers, as well as all of Freedom’s infrastructure, spectrum and retail locations, and all of Freedom’s existing backhaul and backbone arrangements. The Freedom Transaction also includes long-term agreements pursuant to which Rogers will provide Quebecor with transport services (including backhaul and backbone) and roaming services. Rogers and Quebecor will provide each other with customary transition services as are necessary to operate Freedom’s business for a reasonable period of time post-closing and to facilitate the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates. Pursuant to the Share Purchase Agreement, the Shaw Mobile-branded wireless subscribers will not be transferred to Videotron and will remain with Shaw.

Status of the Proposed Transaction: Regulatory Approvals and Related Proceedings

For the Rogers-Shaw Transaction, consistent with the terms of the Arrangement Agreement, the parties made filings with each of the Canadian Radiotelevision and Telecommunications Commission (CRTC), the Commissioner and ISED beginning in April 2021. For the Freedom Transaction, consistent with the terms of the Share Purchase Agreement, the parties made filings with the Commissioner and ISED beginning in June 2022.

On March 24, 2022, the CRTC completed its comprehensive review and approved the transfer of Shaw’s licenced broadcasting undertakings to Rogers, marking an important milestone towards closing of the Rogers-Shaw Transaction.

On May 9, 2022, the Commissioner filed applications to the Competition Tribunal (the “Tribunal”) seeking an order to prevent the Rogers-Shaw Transaction from proceeding and an interim injunction to prevent closing until the Commissioner’s case could be heard by the Tribunal. On May 30, 2022, the Commissioner’s interim injunction application was resolved on the basis that Rogers and Shaw agreed to not proceed with closing the Rogers-Shaw Transaction until either a negotiated settlement is agreed with the Commissioner or the Tribunal’s disposition of the Commissioner’s application. The Tribunal hearing began on November 7, 2022, and the parties’ final oral arguments were completed on December 14, 2022.

On December 31, 2022, the Tribunal issued an order dismissing the Commissioner’s application, an initial summary of which was released on December 29, 2022. On December 30, 2022, the Commissioner advised Rogers, Shaw and Quebecor of his intention to appeal the decision to the Federal Court of Appeal and to seek an injunction to prevent the Proposed Transaction from closing pending the disposition of that appeal. The Federal Court of Appeal has scheduled a one-day hearing on January 24, 2023 and issued an order staying (suspending) the Tribunal’s decision and the closing of the Rogers-Shaw Transaction until the Federal Court of Appeal issues its final judgment in the appeal. The Federal Court of Appeal ordered the Commissioner to file his arguments by January 13, 2023, and Shaw, Rogers, and Quebecor, to file their reply by January 17, 2023.

On October 25, 2022, the Minister of Innovation, Science, and Industry (the “Minister”) officially denied the application for the wholesale transfer of Freedom’s spectrum licences to Rogers, which is no longer being proposed. In connection with his ongoing review of the pending application to transfer Freedom’s spectrum licences to Videotron, the Minister gave notice that any spectrum licences acquired by Videotron must remain in Videotron’s possession for at least ten years and the Minister conveyed his expectation that Videotron’s prices for wireless services in Ontario and Western Canada would be comparable to what Videotron is currently offering in Quebec. Videotron subsequently announced that it is willing to accept these conditions. On December 31, 2022, the Minister indicated that he will render his decision on the transfer of Freedom’s spectrum licences to Videotron once there is clarity on the ongoing legal process arising from the Tribunal’s decision.

“The parties remain committed to these pro-competitive transactions that will bring more choice, more affordability and more connectivity to Canadians. The Competition Tribunal’s ruling is comprehensive, thoughtful, well-reasoned and clear in its finding that the Proposed Transaction is not likely to prevent or lessen competition substantially. In fact, the Tribunal found accurately that if the transactions are allowed to proceed, the strengthening of Rogers’ position in Alberta and British Columbia will also likely contribute to an increased intensity of competition in those markets,” said Brad Shaw, Executive Chair and Chief Executive Officer, Shaw Communications Inc.

Given the ongoing legal process and the parties’ continued commitment to the Proposed Transaction, Rogers, Shaw and the Shaw Family Living Trust have agreed to extend the outside date for closing the Rogers-Shaw Transaction to January 31, 2023. The outside date in the Share Purchase Agreement also tracks the outside date in the Arrangement Agreement but can be extended beyond January 31, 2023 only with the consent of Videotron. Nonetheless, the time required for the outcome of the Commissioner’s appeal to the Federal Court of Appeal, as well as for ISED to issue its approval, including any further appeals of the outcomes of any required regulatory process, is uncertain and could result in further delays in or prevent the closing of the Rogers-Shaw Transaction and the Freedom Transaction. (See “Risks and Uncertainties” in this MD&A and “Known Events, Trends, Risks and Uncertainties – Risks Related to the Proposed Transaction” in the Company’s 2022 Annual Report.)

Further information regarding the Rogers-Shaw Transaction is contained in the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

First Quarter Fiscal 2023

In the first quarter, the Company added approximately 13,800 new Wireless customers, consisting primarily of 12,300 prepaid customers. Postpaid net additions of approximately 1,500 in the quarter were characterized by lower year-over-year Shaw Mobile activity, higher churn, and increased competitive intensity. Wireless service revenue increased 5.4% due to continued subscriber growth, partially offset by lower ARPU2. First quarter Wireless ARPU decreased 1.0% from the prior year period to $36.58. Wireless postpaid churn3 increased 19-basis points from the first quarter of fiscal 2022 to 1.89%.

First quarter Wireless revenue increased 3.9% to $345 million and adjusted EBITDA of $121 million increased 11.0% year-over-year. Wireless service revenue increased 5.4% to $252 million due to an increased subscriber base, while Wireless equipment revenue was approximately flat compared to the prior year at $93 million. The increase in adjusted EBITDA is mainly due to continued service revenue growth.

Consumer Wireline RGU4 losses of approximately 52,800 improved over the prior year period, led by Internet additions of approximately 10,800 which includes run-rate growth of approximately 4,000 and one-time impacts, combined with fewer Video and Phone losses. In October 2022, the Company launched Shaw Stream, a new video service that allows Shaw Fibre+ Internet customers to access streaming apps, including the recent addition of Disney+, in one place on their TV and makes them easy to navigate with Shaw’s voice remote. In Business, positive Internet and Satellite RGUs were offset by declines in Phone and Video, resulting in Business RGUs increasing by approximately 3,300.

First quarter Wireline revenue and adjusted EBITDA decreased 2.7% and 5.3% to $1.03 billion and $496 million, respectively. Consumer revenue of $867 million decreased 3.2% compared to the prior year as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue of $161 million was approximately flat year-over-year as Internet revenue growth and continued demand for the Smart suite of products was largely offset by the impact of approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications in the prior year. Wireline adjusted EBITDA includes increased year-over-year costs of approximately $5 million primarily related to higher equity-based compensation due to the increase in Shaw’s share price and the impact of employee-related provision releases.

Capital expenditures in the first quarter of $303 million compared to $229 million in the prior year. Wireline capital spending increased by approximately $85 million primarily due to higher success-based investments and increases in combined upgrades, enhancements, and replacement categories. Wireless spending of $28 million decreased by approximately $11 million year-over-year primarily due to lower planned investment in the quarter.

Free cash flow for the quarter of $113 million decreased 55.7% from $255 million in the prior year. The decrease was driven by higher capital expenditures, higher income taxes paid, and lower revenue.

2 Average revenue per subscriber unit (ARPU) is a supplementary financial measure which may not be comparable to similar measures presented by other issuers. Additional information about this supplementary financial measure is included in “Key Performance Drivers” in the MD&A dated January 12, 2023 for the three-month period ending November 30, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

3 Wireless postpaid churn is a metric used to measure the Company’s success in retaining Wireless subscribers. Additional information about this metric is included in “Key Performance Drivers” in the MD&A dated January 12, 2023 for the three-month period ending November 30, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

4 RGUs is a metric used to measure the count of subscribers in the Company’s Wireline and Wireless segments. Additional information about this metric is included in “Key Performance Drivers” in the MD&A dated January 12, 2023 for the three-month period ending November 30, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Funds flow from operations for the first quarter of $487 million decreased 0.8% from $491 million in the first quarter of fiscal 2022 primarily due to the decrease in net income, partially offset by an increase in non-cash future income tax expense.

Net income for the first quarter of fiscal 2023 of $168 million decreased $28 million compared to the first quarter of fiscal 2022 primarily due to the $16 million decrease in adjusted EBITDA and an $18 million increase in Transaction-related costs, partially offset by a $9 million decrease in income tax expense.

As at the end of November 30, 2022, the Company’s net debt leverage ratio was 2.2x5.

2023 Annual General Meeting of Shareholders (2023 AGM)

The Company received an extension from the Toronto Stock Exchange to hold its 2023 AGM as late as April 11, 2023. Provided that the Rogers-Shaw Transaction has not closed, the Company expects to hold its 2023 AGM in April 2023 and will provide notice of meeting and record date in accordance with the securities law requirements.

About Shaw

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

The accompanying MD&A forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

5 Net debt leverage ratio, which is a non-GAAP ratio, is defined as the ratio of net debt to adjusted EBITDA, and net debt is a non-GAAP financial measure. Net debt leverage ratio and net debt are not standardized measures under IFRS and may not be a reliable way to compare us to other companies. For more information about this measure and ratio see “Non-GAAP and additional financial measures” in the MD&A dated January 12, 2023 for the three-month period ending November 30, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended November 30, 2022

January  12, 2023

Advisories

The following Management’s Discussion and Analysis (MD&A) of Shaw Communications Inc. is dated January 12, 2023 and should be read in conjunction with the condensed interim Consolidated Financial Statements and Notes thereto for the quarter ended November 30, 2022 and the 2022 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2022 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (IFRS) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw,” the “Company,” “we,” “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal,” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Forward looking statements in this MD&A include, but are not limited to, statements relating to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	anticipated benefits of the Proposed Transaction (as defined below) to Shaw and its securityholders, including corporate, operational, scale and other synergies and the timing thereof;

•	anticipated benefits of the Proposed Transaction for Canadian consumers, businesses and the Canadian economy;

Shaw Communications Inc.

•

timing or status of the outcome of the Commissioner’s appeal of the Tribunal’s decision dismissing his application to block the Proposed Transaction, including any further associated appeals or applications for injunctions;

•

the potential timing, anticipated receipt and conditions of required regulatory, competition or other third-party approvals and clearances, including but not limited to the receipt of applicable approvals and clearances under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, the “Key Regulatory Approvals”) related to the Proposed Transaction, and any judicial or other appeals of any judicial, regulatory or government decision in connection with the regulatory approval processes for the Proposed Transaction;

•

the ability of the Company, Rogers (as defined below), and Quebecor (as defined below) to satisfy the other conditions to the closing of the Proposed Transaction and the anticipated timing for closing of the Proposed Transaction;

•	the anticipated benefits and effects of the Proposed Transaction and the timing thereof;

•	expected cost efficiencies;

•	expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths and pressures;

•	expected project schedules, regulatory timelines, and completion/in-service dates for the Company’s capital and other projects;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•

the expected impact of changes in laws, regulations, decisions by regulators, or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	timing of new product and service launches;

•	the resiliency and performance of the Company’s wireline and wireless networks;

•	the deployment of (i) network infrastructure to improve capacity and coverage, and (ii) new technologies, including next generation wireless technologies;

•	expected changes in the Company’s market share;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	expansion of and changes in the Company’s business and operations and other goals and plans; and

•	execution and success of the Company’s current and long term strategic initiatives.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as at the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information.

These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•

general economic, geo-political or other disruptions (e.g. the war in Ukraine, the COVID-19 pandemic and other health risks, increasing inflationary pressures and interest rates, etc.), and their impact on the economy, financial markets and sources of supply;

•	anticipated benefits of the Proposed Transaction to the Company and its security holders, Canadian consumers, businesses and the Canadian economy;

•

the impact of further litigation associated with the Proposed Transaction by any competition, government or regulatory authority, including the Commissioner’s appeal of the Competition Tribunal’s decision to the Federal Court of Appeal, and any further associated appeals or applications for injunctions, could have on closing or the timing of closing of the Proposed Transaction;

Shaw Communications Inc.

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the potential timing, anticipated receipt and conditions of required regulatory or other third-party approvals, including but not limited to the Key Regulatory Approvals related to the Proposed Transaction;

•

the ability of the Company, Rogers, and Quebecor to satisfy the other conditions to closing of the Proposed Transaction in a timely manner and the completion of the Proposed Transaction on expected terms;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•

the impact of the announcement of the Proposed Transaction, and the dedication of substantial Company resources to pursuing the Proposed Transaction, on the Company’s ability to maintain its current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•

the ability to satisfy the other expectations and assumptions concerning the Proposed Transaction and the operations and capital expenditure plans for the Company following completion of the Proposed Transaction;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in wireless handset sales;

•	pricing, usage and churn rates;

•	availability and cost of programming, content, equipment and devices;

•	industry structure, conditions, and stability;

•	regulation, legislation, or other actions by governments or regulators (and the impact or projected impact on the Company’s business);

•	the implementation or withdrawal of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);

•

access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long term strategic initiatives on commercially reasonable terms;

•	key suppliers performing their obligations within the expected timelines;

•	retention of key employees;

•

the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including next generation wireless and wireline technologies;

•	the Company’s operations not being subject to material disruptions in service or material failures in its networks, systems or equipment;

•	the Company’s access to sufficient retail distribution channels;

•	the Company’s access to the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the Company being able to execute on its current and long term strategic initiatives.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	general economic, geo-political, and other disruptions, including the war in Ukraine, the impact of the COVID-19 pandemic and other health risks, increasing inflationary pressures and interest rates;

•	impacts on the availability of components and electronics due to global silicon (microprocessor) supply shortages and logistical/transport issues;

Shaw Communications Inc.

•	the possibility that the Proposed Transaction or any other transaction contemplated by the Proposed Transaction, will not be completed in the expected timeframe or at all;

•

the failure of the Company, Rogers, and Quebecor to receive, in a timely manner and on satisfactory terms, the necessary regulatory or other third-party approvals and clearances, including but not limited to the Key Regulatory Approvals, required to close the Proposed Transaction;

•

the impact of further litigation associated with the Proposed Transaction by any competition, government or regulatory authority, including the Commissioner’s appeal of the Competition Tribunal’s decision to the Federal Court of Appeal, and any further associated appeals or applications for injunctions, could have on closing or the timing of closing of the Proposed Transaction;

•	the ability to satisfy, in a timely manner, the other conditions to the closing of the Proposed Transaction;

•

the ability to complete the Rogers-Shaw Transaction (as defined below) on the terms contemplated by the Arrangement Agreement (as defined below) between the Company and Rogers and the ability to complete the Freedom Transaction on terms contemplated by the Share Purchase Agreement (as defined below) between Rogers, Shaw and Quebecor;

•	the failure to realize the anticipated benefits of the Proposed Transaction in the expected timeframe or at all;

•	the Company’s failure to complete the Proposed Transaction for any reason could materially negatively impact the trading price of the Company’s securities;

•

the announcement of the Proposed Transaction and the dedication of substantial Company resources to pursuing the Proposed Transaction may adversely impact the Company’s current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•

the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the termination fee to Rogers, the result of which will or could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments and other changing conditions in the entertainment, information, and communications industries;

•	changes in laws, regulations and decisions by regulators or other actions by governments or regulators that affect the Company or the markets in which it operates;

•	any emergency measures implemented or withdrawn by governments or regulators;

•	technology, privacy, cyber security, and reputational risks;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete its capital and other projects on a timely basis;

•	the Company’s ability to profitably grow subscribers and market share;

•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•	the Company’s ability to access key suppliers and third-party service providers required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the ability of key suppliers to perform their obligations within expected timelines;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

Shaw Communications Inc.

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other factors described in the Company’s annual MD&A dated November 29, 2022 for the year ended August 31, 2022 (the “2022 Annual MD&A”) under the heading “Known Events, Trends, Risks and Uncertainties.”

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in the Company’s 2022 Annual MD&A and this first quarter fiscal 2023 MD&A.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

Additional Information

Additional information concerning the Company, including the Company’s Annual Information Form, is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request and without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Non-GAAP and additional financial measures

Certain measures in this MD&A do not have standard meanings prescribed by GAAP and are therefore considered non-GAAP financial measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, GAAP and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-GAAP and additional financial measures” in this MD&A for a discussion and reconciliation of non-GAAP financial measures, including adjusted EBITDA, free cash flow and net debt as well as net debt leverage ratio and adjusted EBITDA margin, which are non-GAAP ratios.

Shaw Communications Inc.

Introduction

Proposed Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Rogers-Shaw Transaction”).

Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash. As at March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per share.

The Rogers-Shaw Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of King’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of King’s Bench of Alberta issued a final order approving the plan of arrangement.

Agreement to Sell Freedom Mobile to Quebecor

On June 17, 2022, Rogers, Shaw and Quebecor Inc. (“Quebecor”) announced their agreement for the sale of Freedom Mobile Inc. (“Freedom”) to Quebecor for a purchase price of $2.85 billion. On August 12, 2022, Rogers, Shaw and Quebecor entered into a definitive agreement (the “Share Purchase Agreement”) for the sale of Freedom to Videotron Ltd. (“Videotron”), a subsidiary of Quebecor, substantially consistent with the terms announced on June 17, 2022 (the “Freedom Transaction”). The Freedom Transaction is subject to regulatory approvals from the Commissioner of Competition (the “Commissioner”) and Innovation, Science and Economic Development Canada (ISED), and is conditional on all conditions of the Rogers-Shaw Transaction having been satisfied. Subject to satisfaction of all conditions, closing of the Freedom Transaction will take place immediately before the closing of the Rogers-Shaw Transaction. Collectively, the Rogers-Shaw Transaction, the Freedom Transaction and all transactions provided thereunder are referred to as the “Proposed Transaction.”

The Share Purchase Agreement provides that Videotron, a subsidiary of Quebecor, will acquire all of the issued and outstanding shares of Freedom. Accordingly, Videotron will acquire the entire Freedom business, including all Freedom-branded wireless and Internet customers, as well as all of Freedom’s infrastructure, spectrum and retail locations, and all of Freedom’s existing backhaul and backbone arrangements. The Freedom Transaction also includes long-term agreements pursuant to which Rogers will provide Quebecor with transport services (including backhaul and backbone) and roaming services. Rogers and Quebecor will provide each other with customary transition services as are necessary to operate Freedom’s business for a reasonable period of time post-closing and to facilitate the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates. Pursuant to the Share Purchase Agreement, the Shaw Mobile-branded wireless subscribers will not be transferred to Videotron and will remain with Shaw.

Shaw Communications Inc.

Status of the Proposed Transaction: Regulatory Approvals and Related Proceedings

For the Rogers-Shaw Transaction, consistent with the terms of the Arrangement Agreement, the parties made filings with each of the Canadian Radiotelevision and Telecommunications Commission (CRTC), the Commissioner and ISED beginning in April 2021. For the Freedom Transaction, consistent with the terms of the Share Purchase Agreement, the parties made filings with the Commissioner and ISED beginning in June 2022.

On March 24, 2022, the CRTC completed its comprehensive review and approved the transfer of Shaw’s licenced broadcasting undertakings to Rogers, marking an important milestone towards closing of the Rogers-Shaw Transaction.

On May 9, 2022, the Commissioner filed applications to the Competition Tribunal (the “Tribunal”) seeking an order to prevent the Rogers-Shaw Transaction from proceeding and an interim injunction to prevent closing until the Commissioner’s case could be heard by the Tribunal.

On May 30, 2022, the Commissioner’s interim injunction application was resolved on the basis that Rogers and Shaw agreed to not proceed with closing the Rogers-Shaw Transaction until either a negotiated settlement is agreed with the Commissioner or the Tribunal’s disposition of the Commissioner’s application. The Tribunal hearing began on November 7, 2022, and the parties’ final oral arguments were completed on December 14, 2022.

On December 31, 2022, the Tribunal issued an order dismissing the Commissioner’s application, an initial summary of which was released on December 29, 2022. On December 30, 2022, the Commissioner advised Rogers, Shaw and Quebecor of his intention to appeal the decision to the Federal Court of Appeal and to seek an injunction to prevent the Proposed Transaction from closing pending the disposition of that appeal. The Federal Court of Appeal has scheduled a one-day hearing on January 24, 2023 and issued an order staying (suspending) the Tribunal’s decision and the closing of the Rogers-Shaw Transaction until the Federal Court of Appeal issues its final judgment in the appeal. The Federal Court of Appeal has ordered the Commissioner to file his arguments by January 13, 2023, and Shaw, Rogers, and Quebecor to file their reply by January 17, 2023.

On October 25, 2022, the Minister of Innovation, Science, and Industry (the “Minister”) officially denied the application for the wholesale transfer of Freedom’s spectrum licences to Rogers, which is no longer being proposed. In connection with his ongoing review of the pending application to transfer Freedom’s spectrum licences to Videotron, the Minister gave notice that any spectrum licences acquired by Videotron must remain in Videotron’s possession for at least ten years and the Minister conveyed his expectation that Videotron’s prices for wireless services in Ontario and Western Canada would be comparable to what Videotron is currently offering in Quebec. Videotron subsequently announced that it is willing to accept these conditions. On December 31, 2022, the Minister indicated that he will render his decision on the transfer of Freedom’s spectrum licences to Videotron once there is clarity on the ongoing legal process arising from the Tribunal’s decision.

Given the ongoing legal process and the parties’ continued commitment to the Proposed Transaction, Rogers, Shaw and the Shaw Family Living Trust have agreed to extend the outside date for closing the Rogers-Shaw Transaction to January 31, 2023. The outside date in the Share Purchase Agreement also tracks the outside date in the Arrangement Agreement but can be extended beyond January 31, 2023 only with the consent of Videotron. Nonetheless, the time required for the outcome of the Commissioner’s appeal to the Federal Court of Appeal, as well as for ISED to issue its approval, including any appeals of the outcomes of any required regulatory process, is uncertain and could result in further delays in or prevent the closing of the Rogers-Shaw Transaction and the Freedom Transaction. (See “Risks and Uncertainties” in this MD&A and “Known Events, Trends, Risks and Uncertainties – Risks Related to the Proposed Transaction” in the Company’s 2022 Annual Report.)

Shaw Communications Inc.

Further information regarding the Rogers-Shaw Transaction is contained in the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Wireless

Our Wireless division currently operates in Ontario, Alberta, and British Columbia, covering approximately 50% of the Canadian population. The Company has over 800 wireless Freedom Mobile retail locations across Ontario, Alberta, and British Columbia, including corporate, dealer and national retail. Shaw Mobile is being sold at 34 Shaw retail locations, and when combined with our national retail partners, Walmart, Loblaws, and Best Buy, Shaw Mobile is available at over 200 retail locations in Alberta and British Columbia.

In the first quarter, the Company added approximately 13,800 new Wireless customers, consisting primarily of 12,300 prepaid customers. First quarter Wireless revenue increased 3.9% to $345 million and adjusted EBITDA1 of $121 million increased 11.0% year-over-year. Wireless service revenue increased 5.4% to $252 million due to an increased subscriber base, while Wireless equipment revenue was approximately flat compared to the prior year at $93 million. The increase in adjusted EBITDA is mainly due to continued service revenue growth.

Wireline

Our Wireline Consumer division is focused on enhancing our Fibre+ network and the in-home WiFi experience by continuing to deploy our next generation Fibre+ Gateway 2.0 modem, powered by Comcast, which includes a 2.5 Gbps port and enables speeds beyond 1 Gbps. We also continue to focus on customer experience and satisfaction by streamlining our day-to-day operations, while still providing the necessary in-person engagements to support the customer experience.

Our Wireline Business division provides connectivity solutions to its customers by leveraging our Smart suite products which provide cost-effective enterprise grade managed IT and communications solutions that are increasingly valued by businesses of all sizes as the digital economy grows in scope and complexity. In response to the needs of its customers, Shaw Business offers a suite of collaboration tools and new Smart products, such as Microsoft 365, Smart Remote Office, SmartSecurity and SmartTarget and a 2.0 Gig Internet speed tier providing businesses of all sizes the speed and bandwidth to leverage data-heavy applications and cloud services.

Wireline RGUs2 declined by approximately 49,500 in the quarter compared to a loss of approximately 78,100 in the first quarter of fiscal 2022. Consumer Wireline RGU losses of approximately 52,800 improved over the prior year period, led by Internet additions of approximately 10,800 which includes run-rate growth of approximately 4,000 and one-time impacts, combined with fewer Video and Phone losses. In October 2022, the Company launched Shaw Stream, a new video service that allows Shaw Fibre+ Internet customers to access streaming apps, including the recent addition of Disney+, in one place on their TV and makes them easy to navigate with Shaw’s voice remote. In Business, positive Internet and Satellite RGUs were offset by declines in Phone and Video, resulting in Business RGUs increasing by approximately 3,300.

1 Adjusted EBITDA is a non-GAAP financial measure and should not be considered a substitute or alternative for GAAP measures. Adjusted EBITDA is not a defined term under IFRS and does not have a standardized meaning, and therefore may not be a reliable way to compare us to other companies. Additional information about this measure, including a quantitative reconciliation to the most directly comparable financial measure in the Company’s Consolidated Financial Statements, is included in “Non-GAAP and additional financial measures” in this MD&A.

2 RGUs is a metric used to measure the count of subscribers in the Company’s Wireline and Wireless segments. Additional information about this metric is included in “Key Performance Drivers” in this MD&A.

Shaw Communications Inc.

First quarter Wireline revenue of $1.03 billion was in-line with the prior year while adjusted EBITDA of $496 million decreased 5.3% year-over-year. Consumer revenue of $867 million decreased 3.2% compared to the prior year as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue of $161 million was approximately flat year-over-year as Internet revenue growth and continued demand for the Smart suite of products was largely offset by the impact of approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications in the prior year.

Selected financial and operational highlights

Financial Highlights

	Three months ended November 30,
(millions of Canadian dollars except per share amounts)	2022	2021	Change %
Operations:
Revenue	1,370	1,386	(1.2)
Adjusted EBITDA(1)	617	633	(2.5)
Adjusted EBITDA margin(1)	45.0%	45.7%	(1.5)
Funds flow from operations(2)	487	491	(0.8)
Free cash flow(1)	113	255	(55.7)
Net income	168	196	(14.3)
Per share data:
Earnings per share
Basic and diluted	0.34	0.39
Weighted average participating shares for basic earnings per share outstanding during period (millions)	499	499

(1)

Adjusted EBITDA, adjusted EBITDA margin and free cash flow are non-GAAP financial measures or non-GAAP ratios and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for more information about these measures and ratios including quantitative reconciliations to the most directly comparable financial measures in the Company’s Consolidated Financial Statements.

(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the condensed interim Consolidated Statements of Cash Flows.

Key Performance Drivers

The Company measures the success of its strategies using a number of key performance drivers which are defined and described under “Key Performance Drivers – Statistical Measures” in the 2022 Annual MD&A and in this MD&A below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance indicators are not measurements in accordance with GAAP, should not be considered alternatives to revenue, net income or any other measure of performance under GAAP and may not be comparable to similar measures presented by other issuers.

Shaw Communications Inc.

Subscriber (or revenue generating unit (RGU)) highlights

The Company measures the count of its subscribers in its Consumer, Business, and Wireless divisions. For further details and discussion on subscriber counts for RGUs see “Key Performance Drivers – Statistical Measures – Subscriber Counts for RGUs” in the 2022 annual MD&A.

			Change Three months ended
	November 30, 2022	August 31, 2022	November 30, 2022	November 30, 2021
Wireline – Consumer
Video – Cable	1,181,159	1,199,237	(18,078)	(25,925)
Video – Satellite	491,189	524,969	(33,780)	(33,284)
Internet	1,912,485	1,901,644	10,841	508
Phone	528,176	539,978	(11,802)	(17,543)

Total Consumer	4,113,009	4,165,828	(52,819)	(76,244)

Wireline – Business
Video – Cable	34,837	35,807	(970)	(602)
Video – Satellite	42,443	40,029	2,414	(448)
Internet	187,086	183,606	3,480	500
Phone	380,674	382,295	(1,621)	(1,304)

Total Business	645,040	641,737	3,303	(1,854)

Total Wireline	4,758,049	4,807,565	(49,516)	(78,098)

Wireless
Postpaid	1,830,538	1,829,025	1,513	36,089
Prepaid	459,959	447,694	12,265	19,493

Total Wireless	2,290,497	2,276,719	13,778	55,582

Total Subscribers	7,048,546	7,084,284	(35,738)	(22,516)

In Wireless, the Company added 13,778 net postpaid and prepaid subscribers in the quarter, consisting of 1,513 postpaid additions and 12,265 prepaid additions. Postpaid net additions were characterized by lower year-over-year Shaw Mobile activity, higher churn, and increased competitive intensity.

Wireline RGUs declined by 49,516 in the quarter compared to a decline of 78,098 in the first quarter of fiscal 2022. Consumer Wireline RGU losses of 52,819 improved over the prior year period, led by Internet additions of 10,841 which includes run-rate growth of approximately 4,000 and one-time impacts, combined with fewer Video and Phone losses. In Business, positive Internet and Satellite RGUs were offset by declines in Phone and Video resulting in Business RGUs increasing by 3,303.

Wireless Postpaid Churn

Wireless postpaid subscriber churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.89% in the first quarter of fiscal 2023 increased 19-basis points from 1.70% in the first quarter of fiscal 2022.

Shaw Communications Inc.

Wireless average billing per subscriber unit (ABPU)

Wireless ABPU is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit for service on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding allocations to wireless service revenue under IFRS 15) divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $36.92 in the first quarter of fiscal 2023 decreased by 4.5% from $38.67 in the first quarter of fiscal 2022. The ABPU decrease reflects the increased number of customers that have subscribed to our lower priced Shaw Mobile service and increased competitive intensity.

Wireless average revenue per subscriber unit (ARPU)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $36.58 in the first quarter of fiscal 2023 compares to $36.95 in the first quarter of fiscal 2022, representing a decrease of 1.0%. The ARPU decrease reflects the increased number of customers that have subscribed to our lower priced Shaw Mobile service and increased competitive intensity partially offset by lower device subsidy allocations in the first quarter of fiscal 2023.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations.” Highlights of the consolidated first quarter financial results are as follows:

Revenue

Revenue for the first quarter of fiscal 2023 of $1.37 billion decreased $16 million, or 1.2%, from $1.39 billion for the first quarter of fiscal 2022, highlighted by the following:

•

Consumer division revenues of $867 million decreased $29 million, or 3.2%, compared to the prior year period as the growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•

The Wireless division contributed $345 million and included a $13 million, or 3.9%, increase over the first quarter of fiscal 2022 reflecting a $13 million, or 5.4%, increase in service revenue due to an increased subscriber base, while Wireless equipment revenue was approximately flat compared to the prior year at $93 million.

•

Business division revenues of $161 million remained flat in comparison to the first quarter of fiscal 2022 as Internet revenue growth and continued demand for the Smart suite of products was largely offset by the impact of approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications in the prior year.

Compared to the fourth quarter of fiscal 2022, consolidated revenue for the quarter increased 1.0%, or $14 million. The increase in revenue over the prior quarter includes a $20 million increase in the Wireless division driven by a $18 million increase in equipment revenue and a $2 million increase in service revenue which reflects the impact of the increased subscriber base partially mitigated by a decrease in ABPU (down from $37.63 in the fourth quarter of fiscal 2022 to $36.92 in the current quarter). Meanwhile, ARPU decreased quarter-over-quarter (from $37.08 in the fourth quarter of fiscal 2022 to $36.58 in the current quarter). The increase from Wireless was partially offset by Wireline as revenues decreased by $6 million over the prior quarter. This was driven by a $12 million decrease in the Consumer division partially offset by a $6 million increase in the Business division.

Adjusted EBITDA

Adjusted EBITDA for the first quarter of fiscal 2023 of $617 million decreased by $16 million, or 2.5%, from $633 million for the first quarter of fiscal 2022, highlighted by the following:

•

The year-over-year improvement in the Wireless division of $12 million, or 11.0%, is mainly due to continued service revenue growth. Wireless adjusted EBITDA margin of 35.1% compared to 32.8% in the prior year.

•

The year-over-year decrease in the Wireline division of $28 million, or 5.3%, was primarily due to the decrease in Consumer revenue and higher Wireline costs including increased year-over-year costs of approximately $5 million primarily related to higher equity-based compensation due to the increase in Shaw’s share price and the impact of employee-related provision releases.

Consistent with the variances noted above, adjusted EBITDA margin for the first quarter of 45.0% decreased 70-basis points compared to 45.7% in the first quarter of fiscal 2022.

Shaw Communications Inc.

Compared to the fourth quarter of fiscal 2022, adjusted EBITDA for the current quarter decreased $7 million, or 1.1%, which includes a $5 million decrease in the Wireline division primarily related to higher equity-based compensation due to the increase in Shaw’s share price in the current quarter. Adjusted EBITDA for the Wireless division decreased $2 million, or 1.6%, primarily due to the unfavorable margin impact from higher equipment sales relative to total wireless revenues in the current quarter.

Free cash flow

Free cash flow for the first quarter of fiscal 2023 of $113 million decreased $142 million from $255 million in the first quarter of fiscal 2022, mainly due to a $16 million decrease in adjusted EBITDA, a $74 million increase in capital expenditures and a $53 million increase in income taxes paid.

Funds flow from operations

Funds flow from operations for the first quarter of fiscal 2023 of $487 million decreased $4 million compared to the first quarter of fiscal 2022 primarily due to the decrease in net income, partially offset by an increase in non-cash future income tax expense.

Net income

Net income of $168 million for the three months ended November 30, 2022, compared to a net income of $196 for the same period in fiscal 2022. The changes in net income are outlined in the following table:

	November 30, 2022 net income compared to:
	Three months ended
(millions of Canadian dollars)	August 31, 2022	November 30, 2021
Decreased adjusted EBITDA(1)	(7)	(16)
Decreased (Increased) amortization	7	(11)
Change in net other costs and revenue(2)	(5)	(10)
Decreased income taxes	4	9

	(1)	(28)

(1)	See “Non-GAAP and additional financial measures.”
(2)

Net other costs and revenue include accretion of long-term liabilities and provisions, interest, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income. In the first quarter of fiscal 2023, the Company recorded $20 million in Transaction-related advisory, legal, financial, and other professional costs compared to $2 million in the first quarter of fiscal 2022 and $13 million in the fourth quarter of fiscal 2022.

Shaw Communications Inc.

Non-GAAP and additional financial measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures or non-GAAP ratios. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of supplementary financial measures. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures, non-GAAP ratios, or supplementary financial measures have not been presented as an alternative to net income, funds flow from operations, or any other measure of performance or liquidity prescribed by IFRS. The following contains a description of the Company’s use of specified financial measures and for non-GAAP financial measures and non-GAAP ratios provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, other gains (losses), amortization (a non-cash expense), taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business.

Adjusted EBITDA has no directly comparable GAAP financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021
Net income	168	196
Add back (deduct):
Amortization:
Deferred equipment revenue	(2)	(2)
Deferred equipment costs	6	10
Property, plant and equipment, intangibles and other	307	292
Amortization of financing costs – long-term debt	1	1
Interest expense	63	65
Other (gains) losses	16	4
Current income tax expense	51	90
Deferred income tax expense (recovery)	7	(23)

Adjusted EBITDA	617	633

Shaw Communications Inc.

Adjusted EBITDA margin

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business.

	Three months ended November 30,
	2022	2021	Change %
Wireline	48.2%	49.6%	(2.8)
Wireless	35.1%	32.8%	7.0

Combined Wireline and Wireless	45.0%	45.7%	(1.5)

Net debt

The Company uses this measure to perform valuation-related analysis and make decisions about the Company’s capital structure. We believe this measure aids investors in analyzing the value of the business and assessing our leverage. Refer to “Liquidity and capital resources” for further detail.

Net debt leverage ratio

The Company uses this non-GAAP ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of adjusted EBITDA less capital expenditures (excluding asset retirement obligations), interest on debt, interest on lease liabilities, income taxes paid (net of refunds), payments relating to lease liabilities, and adjusted to exclude non-cash share-based compensation expense or recovery. The most directly comparable IFRS financial measure to free cash flow is funds flow from operations, and a reconciliation of free cash flow to funds flow from operations is presented below.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including adjusted EBITDA, continue to be reported on a segmented basis, whereas other components such as interest expense and income taxes paid (net of refunds) are not generally directly attributable to a segment and are reported on a consolidated basis.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021	Change %
Revenue
Consumer	867	896	(3.2)
Business	161	161	—

Wireline	1,028	1,057	(2.7)
Service	252	239	5.4
Equipment and other	93	93	—

Wireless	345	332	3.9

	1,373	1,389	(1.2)
Intersegment eliminations	(3)	(3)	—

	1,370	1,386	(1.2)

Adjusted EBITDA
Wireline	496	524	(5.3)
Wireless	121	109	11.0

	617	633	(2.5)

Capital expenditures and equipment costs (net): (1)
Wireline	275	190	44.7
Wireless	28	39	(28.2)

	303	229	32.3

Free cash flow before the following	314	404	(22.3)
Less:
Interest on debt and provisions	(53)	(54)	(1.9)
Interest on lease liabilities	(10)	(11)	(9.1)
Income taxes paid (net of refunds)	(107)	(54)	98.1
Payment of lease liabilities	(31)	(30)	3.3

Free cash flow	113	255	(55.7)

(1)	Capital expenditures are net of asset retirement obligations as disclosed in Note 3 of the Financial Statements.

The following table provides a reconciliation of free cash flow to funds flow from operations:

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021	Change %
Funds flow from operations	487	491	(0.8)

Capital expenditures and equipment costs (net):
Wireline	275	190	44.7
Wireless	28	39	(28.2)

	303	229	32.3

Free cash flow from operations before the following	184	262	(29.8)
Less:
Payment of lease liabilities	(31)	(30)	3.3
Other adjustments:
Income taxes paid (net of refunds)	(107)	(54)	98.1
Current income tax expense	51	90	(43.3)
Net change in contract asset balances	—	(13)	(100.0)
Defined benefit pension plans	(2)	(3)	(33.3)
Other adjustments(1)	18	3	>100.0

Free cash flow	113	255	(55.7)

(1)	Other adjustments consist of other (income) expense from our financial statements.

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021	Change %
Consumer	867	896	(3.2)
Business	161	161	—

Wireline revenue	1,028	1,057	(2.7)
Adjusted EBITDA(1)	496	524	(5.3)

Adjusted EBITDA margin(1)	48.2%	49.6%	(2.8)

(1)	See “Non-GAAP and additional financial measures.”

In the first quarter of fiscal 2023, Wireline RGUs declined by 49,516 in the quarter compared to a decline of 78,098 in the first quarter of fiscal 2022. Consumer Wireline RGU losses of 52,819 improved over the prior year period, led by Internet additions of 10,841 which includes run-rate growth of approximately 4,000 and one-time impacts, combined with fewer Video and Phone losses. In Business, positive Internet and Satellite RGUs were offset by declines in Phone and Video resulting in Business RGUs increasing by 3,303.

Revenue highlights include:

•

Consumer revenue for the first quarter of fiscal 2022 decreased by $29 million, or 3.2%, compared to the first quarter of fiscal 2022 as the growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•	As compared to the fourth quarter of fiscal 2022, the current quarter revenue decreased by $12 million, or 1.4%.

•

Business revenue of $161 million for the first quarter of fiscal 2023 remained flat compared to the first quarter of fiscal 2022, as Internet revenue growth and continued demand for the Smart suite of products was largely offset by the impact of approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications in the prior year.

•	As compared to the fourth quarter of fiscal 2022, the current quarter revenue increased by $6 million, or 3.9%, due to Internet revenue growth and continued demand for the Smart suite of products.

Adjusted EBITDA highlights include:

Adjusted EBITDA for the first quarter of fiscal 2023 of $496 million decreased 5.3%, or $28 million, from $524 million in the first quarter of fiscal 2022. The decrease was primarily due to the decrease in Consumer revenue and higher Wireline costs including increased year-over-year costs of approximately $5 million primarily related to higher equity-based compensation due to the increase in Shaw’s share price and the impact of employee-related provision releases.

•

As compared to the fourth quarter of fiscal 2022, Wireline adjusted EBITDA for the current quarter decreased by $5 million, or 1.0%, primarily related to higher equity-based compensation due to the increase in Shaw’s share price in the current quarter.

Shaw Communications Inc.

Wireless

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021	Change %
Service	252	239	5.4
Equipment and other	93	93	—

Wireless revenue	345	332	3.9
Adjusted EBITDA(1)	121	109	11.0

Adjusted EBITDA margin(1)	35.1%	32.8%	7.0

(1)	See “Non-GAAP and additional financial measures.”

The Wireless division added 13,778 net postpaid and prepaid subscribers in the quarter, consisting of 1,513 postpaid additions and 12,265 prepaid additions. Postpaid net additions were characterized by lower year-over-year Shaw Mobile activity, higher churn, and increased competitive intensity.

Revenue highlights include:

•

Revenue of $345 million for the first quarter of fiscal 2023 increased $13 million, or 3.9%, over the first quarter of fiscal 2022. This was primarily due to a $13 million, or 5.4%, increase in service revenue due to an increased subscriber base, while Wireless equipment revenue was flat compared to the prior year at $93 million. There was a 4.5% and 1.0% year-over-year decrease in ABPU to $36.92 and ARPU to $36.58, respectively.

•

As compared to the fourth quarter of fiscal 2022, the current quarter revenue increased by $20 million, or 6.2%, driven by a $18 million increase in equipment revenue and a $2 million increase in service revenue which reflects the impact of the increased subscriber base partially mitigated by a decrease in ABPU (down from $37.63 in the fourth quarter of fiscal 2022 to $36.92 in the current quarter). Meanwhile, ARPU decreased quarter-over-quarter (from $37.08 in the fourth quarter of fiscal 2022 to $36.58 in the current quarter).

Adjusted EBITDA highlights include:

•

Adjusted EBITDA of $121 million for the first quarter of fiscal 2023 improved by $12 million, or 11.0%, over the first quarter of fiscal 2022. The increase is mainly due to continued service revenue growth. Wireless adjusted EBITDA margin of 35.1% compared to 32.8% in the prior year.

•

As compared to the fourth quarter of fiscal 2022, adjusted EBITDA for the current quarter decreased $2 million, or 1.6%, primarily due to the unfavorable margin impact from higher equipment sales relative to total wireless revenues in the current quarter.

Shaw Communications Inc.

Capital expenditures and equipment costs

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021	Change %
Wireline
New housing development	39	29	34.5
Success-based	86	48	79.2
Upgrades and enhancements	121	88	37.5
Replacement	10	8	25.0
Building and other	19	17	11.8

Total as per Note 3 to the unaudited interim consolidated financial statements	275	190	44.7

Wireless
Total as per Note 3 to the unaudited interim consolidated financial statements	28	39	(28.2)

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements	303	229	32.3

In the first quarter of fiscal 2023, capital investment of $303 million increased $74 million from the comparable period in fiscal 2022. Wireline capital spending increased by approximately $85 million primarily due to higher success-based investments and increases in combined upgrades, enhancements, and replacement categories. Wireless spending of $28 million decreased by approximately $11 million year-over-year primarily due to lower planned investment in the quarter.

Wireline highlights for the quarter include:

•

For the quarter, investment in combined upgrades, enhancements and replacement categories was $131 million which is an increase of $35 million, or 36.5%, over the prior year period driven by higher planned Wireline spend on system network infrastructure for the period.

•

Investments in new housing development were $39 million, a $10 million, or 34.5%, increase over the prior year period, driven by higher residential and commercial customer network growth and acquisition in the current year.

•	Success-based capital for the quarter of $86 million was $38 million, or 79.2%, higher than the first quarter of fiscal 2022 primarily due to higher equipment purchases in the period.

•	Investments in buildings and other in the amount of $19 million was $2 million higher year-over year primarily related to enhancements to the back-office systems.

Wireless highlights for the quarter include:

•	Capital investment of $28 million in the first quarter decreased relative to the first quarter of fiscal 2022 by $11 million, primarily due to lower planned network related investment in the quarter.

Shaw Communications Inc.

Other income and expense items

Amortization

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021	Change %
Amortization revenue (expense)
Deferred equipment revenue	2	2	—
Deferred equipment costs	(6)	(10)	(40.0)
Property, plant and equipment, intangibles and other	(307)	(292)	5.1

Amortization of $311 million increased 3.7% for the three months ended November 30, 2022, when compared to the same period in fiscal 2022. The increase in amortization reflects the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period partially offset by a decrease in deferred equipment costs in the current quarter.

Amortization of financing costs and interest expense

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021	Change %
Amortization of financing costs – long-term debt	1	1	—
Interest expense	63	65	(3.1)

Interest expense for the three months ended November 30, 2022 decreased $2 million compared to the prior year quarter mainly due to higher interest income received in the current period.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment, realized and unrealized gains and losses on private investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the first quarter of fiscal 2023, the Company recorded $20 million (2022 - $2 million) in Rogers-Shaw Transaction-related advisory, legal, financial, and other professional costs.

Income taxes

Income taxes are lower in the quarter compared to the first quarter of fiscal 2022 due mainly to the decrease in net income.

Shaw Communications Inc.

Supplementary quarterly financial information

	2023	2022				2021
(millions of Canadian dollars except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	1,370	1,356	1,346	1,359	1,387	1,377	1,375	1,387
Adjusted EBITDA(1)	617	624	644	632	634	614	642	637
Restructuring costs	—	—	—	—	—	—	(1)	(1)
Amortization	(311)	(318)	(304)	(305)	(300)	(310)	(300)	(303)
Amortization of financing costs	(1)	(1)	(1)	—	(1)	—	(1)	—
Interest expense	(63)	(64)	(66)	(65)	(65)	(67)	(31)	(67)
Other income (expense)	(16)	(10)	(3)	(5)	(5)	(6)	(21)	26
Income taxes	(58)	(62)	(67)	(61)	(67)	21	66	(75)
Net income(2)	168	169	203	196	196	252	354	217
Earnings per share
Basic	0.34	0.34	0.41	0.39	0.39	0.50	0.71	0.43
Diluted	0.34	0.33	0.41	0.39	0.39	0.50	0.70	0.43

Other Information
Cash flows from operating activities	340	418	564	487	362	590	560	473
Funds flow from operations	487	487	518	496	491	514	708	539
Free cash flow(1)	113	70	246	248	255	227	337	228
Capital expenditures and equipment costs	303	340	265	249	229	292	232	249

(1)	See “Non-GAAP and additional financial measures.”
(2)	Net income attributable to both equity shareholders and non-controlling interests.

F23 Q1 vs F22 Q4

In the first quarter of fiscal 2023, net income decreased $1 million compared to the fourth quarter of fiscal 2022 mainly due to a $7 million decrease in adjusted EBITDA and a $6 million increase in other expenses primarily due to higher transaction costs associated with the Proposed Transaction, partially offset by a $7 million decrease in amortization expense and a $4 million decrease in taxes all in the first quarter.

F22 Q4 vs F22 Q3

In the fourth quarter of fiscal 2022, net income decreased $34 million compared to the third quarter of fiscal 2022 mainly due to a $20 million decrease in adjusted EBITDA, a $14 million increase in amortization and an $8 million increase in other expenses primarily due to higher transaction costs associated with the Proposed Transaction, partially offset by a $5 million decrease in income taxes, a $2 million decrease in interest expense and $1 million decrease in amortization of financing costs, all in the fourth quarter.

F22 Q3 vs F22 Q2

In the third quarter of fiscal 2022, net income increased $7 million compared to the second quarter of fiscal 2022 mainly due to an increase in adjusted EBITDA of $12 million, partially offset by an increase in interest expense of $1 million and a $6 million increase in income taxes, all in the third quarter.

F22 Q2 vs F22 Q1

In the second quarter of fiscal 2022, net income was flat compared to the first quarter of fiscal 2022 mainly due to a $6 million decrease in income taxes and a decrease in adjusted EBITDA of $2 million, partially offset by an increase in amortization of $5 million and an increase in Rogers-Shaw Transaction-related costs of $1 million, all in the second quarter.

F22 Q1 vs F21 Q4

In the first quarter of fiscal 2022, net income decreased $56 million compared to the fourth quarter of fiscal 2021 mainly due to an $88 million increase in taxes in the first quarter as a result of the recognition of a tax benefit associated with previously unrecognized tax losses in the fourth quarter partially offset by a $20 million increase in adjusted EBITDA and a $10 million decrease in amortization expense, all in the first quarter.

Shaw Communications Inc.

F21 Q4 vs F21 Q3

In the fourth quarter of fiscal 2021, net income decreased $102 million compared to the third quarter of fiscal 2021 mainly due to a $36 million increase in interest expense and a $126 million increase in current taxes in the fourth quarter as a result of a revision to liabilities for uncertain tax positions which reduced these expenses by $35 million and $125 million respectively in the third quarter as well as a $28 million decrease in adjusted EBITDA partially offset by an $81 million decrease in deferred taxes resulting mainly from the recognition of a tax benefit associated with previously unrecognized tax losses and a decrease of $15 million in other expenses mainly due to lower Rogers-Shaw Transaction-related costs, all in the fourth quarter.

F21 Q3 vs F21 Q2

In the third quarter of fiscal 2021, net income increased $137 million compared to the second quarter of fiscal 2021 mainly due to a $131 million decrease in current income taxes expense and a $36 million decrease in interest expense mainly due to a revision to liabilities for uncertain tax positions that became statute barred in the period, which reduced these expenses by $125 million and $35 million respectively, a $9 million decrease in deferred taxes, and a $5 million increase in adjusted EBITDA, partially offset by $18 million in Rogers-Shaw Transaction-related advisory, legal, financial, and other professional fees in the quarter and the impact of the $27 million fair value gain on private investments recorded in the second quarter.

F21 Q2 vs F21 Q1

In the second quarter of fiscal 2021, net income increased $54 million compared to the first quarter of fiscal 2021 mainly due to a $30 million increase in adjusted EBITDA, an $11 million decrease in restructuring costs, and a $27 million fair value gain on private investments recorded in the second quarter, partially offset by a $9 million increase in deferred taxes and an $8 million increase in current taxes, all in the second quarter.

Financial position

Total assets were $15.7 billion at November 30, 2022 compared to $15.8 billion at August 31, 2022. The following is a discussion of significant changes in the Consolidated Statements of Financial Position since August 31, 2022.

Current assets decreased $61 million primarily due to decreases in cash of $134 million, the current portion of contract assets of $1 million, and inventories of $1 million, partially offset by increases in income taxes recoverable of $56 million, accounts receivables of $12 million and other current assets of $7 million. Cash decreased primarily due to the payment of $148 million in dividends and cash outlays for investing activities, partially offset by funds flow from operations. Refer to “Liquidity and capital resources” for more information.

Accounts receivable increased $12 million mainly due to timing and an increase in receivables related to wireless equipment purchases.

The current portion of contract assets decreased $1 million over the period primarily due to a $2 million decrease in Wireless subscribers participating in the Company’s discretionary wireless handset discount program over the past year partially offset by a $1 million increase in deferred Wireline costs as a result of higher onboarding promotional activity for new subscribers over the past year. Under IFRS 15, up-front promotional offers, such as onboarding or switch credits, offered to new two-year value-plan customers are recorded as a contract asset and amortized over the life of the contract against future service revenues while the portion of the Wireless discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Property, plant and equipment decreased $5 million as the amortization of capital and right-of-use assets exceeded the capital investments and additions to right-of-use assets in the period.

Shaw Communications Inc.

Current liabilities increased $308 million during the period primarily due increases in the current portion of long-term debt of $499 million, current portion of derivatives of $2 million, current portion of lease liabilities of $1 million, and current provisions of $2 million. These increases were partially offset by a decrease in accounts payable of $195 million. The current portion of long-term debt increased due to the reclassification of a $500 million senior note coming due in November 2023.

Accounts payable and accrued liabilities decreased due to the timing of payments and fluctuations in various payables including accrued dividends, interest and employee incentive plans. Due to uncertainty around the timing of the close of the Proposed Transaction, the Company had only one month of declared dividends outstanding as at November 30, 2022 compared to four months of dividends declared and payable as at August 31, 2022.

Lease liabilities decreased $27 million mainly due to principal repayments of $31 million in the period, partially offset by a $4 million increase in net new lease liabilities.

Shareholders’ equity increased $174 million mainly due to an increase in retained earnings. Retained earnings increased solely due to the quarterly net income of $168 million as there were no dividends declared in the quarter due to uncertainty around the timing of the close of the Proposed Transaction. Share capital increased $4 million due to the issuance of 143,995 Class B Shares under the Company’s stock option plan. Accumulated other comprehensive loss decreased $3 million primarily due to the remeasurement recorded on employee benefit plans.

As at December 31, 2022, there were 477,364,715 Class B Shares and 22,372,064 Class A Shares issued and outstanding. As at December 31, 2022, 6,590,919 Class B Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Liquidity and capital resources

In the three-month period ended November 30, 2022, the Company generated $113 million of free cash flow. Shaw used its free cash flow along with cash of $134 million and proceeds from the issuance of Class B Shares of $4 million to pay common share dividends of $148 million, pay $20 million in Rogers-Shaw Transaction-related costs, and fund the net working capital change.

Debt structure and financial policy

The Company has an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at November 30, 2022, the proceeds of the sales were committed up to a maximum of $200 million (with $200 million drawn under the program as at November 30, 2022). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statements of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of the Company’s other assets.

As at November 30, 2022, the net debt leverage ratio for the Company was 2.2x. The terms of the Arrangement Agreement require Shaw to obtain Rogers’ consent prior to incurring certain types of indebtedness.

Shaw Communications Inc.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	November 30, 2022		August 31, 2022
Short-term borrowings	200		200
Current portion of long-term debt	500		1
Current portion of lease liabilities	114		113
Long-term debt	4,053		4,552
Lease liabilities	989		1,017
Cash and cash equivalents	(287)		(421)

(A) Net debt(2)	5,569		5,462
(B) Adjusted EBITDA(2)	2,517		2,534

(A/B) Net debt leverage ratio(3)	2.2	x	2.2	x

(1)	The following contains a breakdown of the components in the calculation of net debt leverage ratio, which is a non-GAAP ratio.
(2)	See “Non-GAAP and additional financial measures.”
(3)

Net debt leverage ratio is a non-GAAP ratio and should not be considered as a substitute or alternative for a GAAP measure and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for further information about this ratio.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

	Covenant as at November 30, 2022	Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	1.93:1	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	11.15:1	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, less payments made with regards to lease liabilities for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are broadly defined as the aggregate interest expense, excluding the interest related to lease liabilities, for the most recently completed fiscal quarter multiplied by four.

As at November 30, 2022, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2024.

As at November 30, 2022, the Company had $287 million of cash on hand and its $1.5 billion bank credit facility was fully undrawn.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations and working capital requirements, including maturing debt, during the upcoming year. The terms of the Arrangement Agreement require that the Company maintain sufficient liquidity to pay an $800 million termination fee payable by Shaw in certain circumstances.

Cash Flow

Operating Activities

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021	Change %
Funds flow from operations	487	491	(0.8)
Net change in non-cash balances related to operations	(147)	(129)	(14.0)

	340	362	(6.1)

Shaw Communications Inc.

For the three months ended November 30, 2022, funds flow from operations decreased over the comparable period in fiscal 2022 primarily due to a decrease in the net change in non-cash balances related to operations and a slight decrease in the funds flow from operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable, inventory and other current asset balances, and the timing of payments of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021	Decrease
Cash used in investing activities	(299)	(250)	49

For the three months ended November 30, 2022, the cash used in investing activities increased over the comparable period in fiscal 2022 due primarily to an increase in additions to property, plant and equipment of $59 million, partially offset by a decrease in additions to intangible assets of $9 million.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021
Payment of lease liabilities [note 5]	(31)	(30)
Issue of Class B Shares [note 9]	4	3
Dividends paid on Class A Shares and Class B Shares	(148)	(148)

	(175)	(175)

Contractual Obligations

There has been no material change in the Company’s contractual obligations, including commitments for capital expenditures, between August 31, 2022 and November 30, 2022.

Accounting standards

The MD&A included in the Company’s Annual Report for the year ended August 31, 2022 outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the 2022 Annual Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s 2022 annual MD&A. The condensed interim Consolidated Financial Statements follow the same accounting policies and methods of application as the 2022 Annual Consolidated Financial Statements.

Related party transactions

The Company’s transactions with related parties are discussed in its 2022 annual MD&A under “Related Party Transactions” and under Note 29 of the Consolidated Financial Statements of the Company for the year ended August 31, 2022.

There has been no material change in the Company’s transactions with related parties between August 31, 2022 and November 30, 2022.

Shaw Communications Inc.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2022 and November 30, 2022. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s 2022 annual MD&A and the section entitled “Financial Instruments” under Note 30 of the Consolidated Financial Statements of the Company for the year ended August  31, 2022.

Internal controls and procedures

Details relating to disclosure controls and procedures, and internal control over financial reporting (ICFR), are discussed in the Company’s 2022 Annual MD&A under “Certification.”

As at November 30, 2022, the Company’s management, together with its Executive Chair & Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer, have evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and ICFR. Based on these evaluations, the Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer have concluded that the Company’s disclosure controls and procedures and the Company’s ICFR were not effective due to the existence of two unremediated material weaknesses in the Company’s internal control over financial reporting related to the validation of information produced by the entity (“IPE”) used in the performance of various controls and a deficiency in the operating effectiveness of controls over the capitalization of internal labour. The material weaknesses identified in our internal control over financial reporting were identified in the fourth quarter of fiscal 2022 and are described more fully in the “Certification” section of the Company’s 2022 Annual MD&A.

As discussed above, the Company first identified these material weaknesses in our internal control over financial reporting relating to IPE and capitalized labour in the fourth quarter of fiscal 2022. In response to the identification of these material weaknesses, the Company is taking action to remediate them. Due to the timing of the identification of the weaknesses relative to November 30, 2022, the Company was not able to design and implement new and improved IPE or capitalized labour controls prior to the end of the quarter for all impacted controls however, management will continue to remediate the design of these new controls and monitor and evaluate their operating effectiveness during the first half of fiscal 2023, in preparation for testing these controls. The weaknesses will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Management has concluded that the weaknesses did not result in any significant misstatements or adjustments in the Company’s unaudited interim consolidated financial statements for the quarter ended November 30, 2022.

There have been no other changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR in fiscal 2023.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s 2022 Annual MD&A under “Known Events, Trends, Risks and Uncertainties.” There have been no material changes in the significant risks and uncertainties since that date.

Shaw Communications Inc.

Government regulations and regulatory developments

See our MD&A in the Annual Report for the year ended August 31, 2022 (“Annual Report”) for a discussion of the significant regulations that affected our operations as of November 29, 2022. The following is a list of the significant regulatory developments since that date.

For a discussion of the regulatory approval processes related to the Proposed Transaction, see “Proposed Transaction” and “Risks and Uncertainties” in this MD&A and “Known Events, Trends, Risks and Uncertainties – Risks Related to the Proposed Transaction” in the Annual Report.

Broadcasting Act

New or Potential Legislative Changes

On February 2, 2022, the Minister of Heritage introduced a bill to amend the Broadcasting Act (Bill C-11). Bill C-11 completed Second Reading on May 12, 2022. On June 15, 2022, the Standing Committee on Canadian Heritage completed its study of the bill and presented its report to the House of Commons on June 20, 2022. On June 21, 2022, Bill C-11 passed Third Reading in the House of Commons and was sent to the Senate for consideration. The Senate completed First Reading of Bill C-11 on June 21, 2022, and Second Reading on October 25, 2022. On December 14, 2022, the Senate Standing Committee on Transport and Communications completed its study of the Bill and the Committee’s report was adopted in the Senate with proposed amendments. Next, the House of Commons will consider whether to adopt or reject the Senate’s proposed amendments. In its current form, Bill C-11 does not introduce material new obligations applicable to or fees payable by the Company’s cable, Direct-to-Home (DTH), Satellite Relay Distribution or digital media services. However, the Bill remains subject to amendment prior to its passage, pursuant to the parliamentary process. In addition, the Canadian Radio-television and Telecommunications Commission (“CRTC” or “Commission”) will, subsequent to any royal assent to Bill C-11, engage in one or more proceedings to align Canadian broadcasting regulation with the amended Broadcasting Act. Furthermore, the Minister of Heritage has indicated that the Commission’s subsequent regulatory processes will be subject to a Direction by the Governor-in-Council that sets out the Government’s expectations with respect to how the amendments to the Broadcasting Act should be reflected in regulation.

The implementation of new regulatory measures in connection with Bill C-11 could impact the Company’s cable and DTH services if regulatory fees and obligations are not applied symmetrically as between licensed and unlicensed entities.

Telecommunications Act

CRTC Wireless Review

In its Wireless Review Decision, the CRTC determined that the Telecommunications Act does not give it the jurisdiction to adjudicate disputes concerning access to public places for the purposes of constructing, maintaining, and operating mobile wireless transmission facilities. On May 14, 2021, TELUS filed for leave for appeal of the CRTC’s determinations related to seamless roaming and jurisdiction over accept to public places relating to wireless facilities. On August 11, 2021, the FCA granted TELUS leave. On December 12 and 13, 2022, the FCA heard Telus’ appeal of the Wireless Review Decision.

Shaw Communications Inc.

Radiocommunication Act

New Licence-Exempt Spectrum

In December 2022, ISED published policy decisions confirming the release of spectrum for licence-exempt Wi-Fi use in the 5850-5895 MHz band, as well as for licence-exempt use in various high-frequency ranges above 95 GHz, which is expected to be used to support sensing, positioning and imaging applications, among others. Technical standards for equipment operating in the bands must be developed before the spectrum can be used for these purposes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	November 30, 2022	August 31, 2022
ASSETS
Current
Cash and cash equivalents	287	421
Accounts receivable	344	332
Income taxes recoverable	91	35
Inventories	91	92
Other current assets [note 4]	367	360
Current portion of contract assets [note 11]	62	63

	1,242	1,303
Investments and other assets [note 16]	71	71
Property, plant and equipment	5,878	5,883
Other long-term assets	237	208
Deferred income tax assets	3	2
Intangibles	7,998	7,998
Goodwill	280	280
Contract assets [note 11]	24	23

	15,733	15,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 6]	200	200
Accounts payable and accrued liabilities	764	959
Provisions [note 7]	47	45
Current portion of contract liabilities [note 11]	199	200
Current portion of long-term debt [notes 8 and 16]	500	1
Current portion of lease liabilities [note 5]	114	113
Current portion of derivatives	2	—

	1,826	1,518
Long-term debt [notes 8 and 16]	4,053	4,552
Lease liabilities [note 5]	989	1,017
Other long-term liabilities	9	8
Provisions [note 7]	82	81
Deferred credits	369	373
Contract liabilities [note 11]	24	20
Deferred income tax liabilities	1,970	1,962

	9,322	9,531
Shareholders’ equity [notes 9 and 14]
Common and preferred shareholders	6,411	6,237

	15,733	15,768

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021
Revenue [notes 3 and 11]	1,370	1,386
Operating, general and administrative expenses [note 12]	(753)	(753)
Amortization:
Deferred equipment revenue	2	2
Deferred equipment costs	(6)	(10)
Property, plant and equipment, intangibles and other	(307)	(292)

Operating income	306	333
Amortization of financing costs – long-term debt	(1)	(1)
Interest expense [note 8]	(63)	(65)
Other gains (losses) [note 13]	(16)	(4)

Income before income taxes	226	263
Current income tax expense [note 3]	51	90
Deferred income tax expense (recovery)	7	(23)

Net income	168	196

Net income attributable to:
Equity shareholders	168	196

Earnings per share: [note 10]
Basic and diluted	0.34	0.39

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021
Net income	168	196
Other comprehensive income [note 14]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	2	2
Adjustment for hedged items recognized in the period	(1)	1

	1	3
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	2	12

	3	15

Comprehensive income	171	211

Comprehensive income attributable to:
Equity shareholders	171	211

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Three months ended November 30, 2022

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity
Balance as at September 1, 2022	4,217	27	2,000	(7)	6,237
Net income	—	—	168	—	168
Other comprehensive income	—	—	—	3	3

Comprehensive income	—	—	168	3	171
Dividends	—	—	—	—	—
Shares issued under stock option plan	4	(1)	—	—	3

Balance as at November 30, 2022	4,221	26	2,168	(4)	6,411

Three months ended November 30, 2021

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity
Balance as at September 1, 2021	4,199	27	1,876	(59)	6,043
Net income	—	—	196	—	196
Other comprehensive income	—	—	—	15	15

Comprehensive income	—	—	196	15	211
Dividends	—	—	(148)	—	(148)
Shares issued under stock option plan	4	—	—	—	4

Balance as at November 30, 2021	4,203	27	1,924	(44)	6,110

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2022	2021
OPERATING ACTIVITIES
Funds flow from operations [note 15]	487	491
Net change in non-cash balances	(147)	(129)

	340	362

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(266)	(207)
Additions to equipment costs (net) [note 3]	(5)	(4)
Additions to other intangibles [note 3]	(31)	(40)
Proceeds on disposal of property, plant and equipment	3	1

	(299)	(250)

FINANCING ACTIVITIES
Payment of lease liabilities [note 5]	(31)	(30)
Issuance of Class B Shares [note 9]	4	3
Dividends paid on Class A Shares and Class B Shares	(148)	(148)

	(175)	(175)

Decrease in cash	(134)	(63)
Cash, beginning of the period	421	355

Cash, end of the period	287	292

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2022 and November 30, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”).

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. The Company’s shares are listed on the Toronto Stock Exchange (TSX), TSX Venture Exchange (TSXV) and New York Stock Exchange (NYSE) (Symbol: TSX - SJR.B, NYSE - SJR, and TSXV - SJR.A). The registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

Proposed Transaction

On March 15, 2021, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Rogers-Shaw Transaction”).

Holders of Shaw Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Rogers-Shaw Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of King’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of King’s Bench of Alberta issued a final order approving the plan of arrangement.

Agreement to Sell Freedom Mobile to Quebecor

On June 17, 2022, Rogers, Shaw and Quebecor Inc. (“Quebecor”) announced their agreement for the sale of Freedom Mobile Inc. (“Freedom”) to Quebecor for a purchase price of $2.85 billion. On August 12, 2022, Rogers, Shaw and Quebecor entered into a definitive agreement (the “Share Purchase Agreement”) for the sale of Freedom to Videotron Ltd. (“Videotron”), a subsidiary of Quebecor, substantially consistent with the terms announced on June 17, 2022 (the “Freedom Transaction”). The Freedom Transaction is subject to regulatory approvals from the Commissioner of Competition (the “Commissioner”) and Innovation, Science and Economic Development Canada (ISED), and is conditional on all the conditions of the Rogers-Shaw Transaction having been satisfied. Subject to satisfaction of all conditions, closing of the Freedom Transaction will take place immediately before the closing of the Rogers-Shaw Transaction. Collectively, the Rogers-Shaw Transaction, the Freedom Transaction, and all transactions provided for thereunder, are referred to as the “Proposed Transaction.”

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2022 and November 30, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

The Share Purchase Agreement provides that Videotron, a subsidiary of Quebecor, will acquire all of the issued and outstanding shares of Freedom. Accordingly, Videotron will acquire the entire Freedom business, including all Freedom-branded wireless and Internet customers, and all of Freedom’s infrastructure, spectrum and retail locations, as well as all of Freedom’s existing backhaul and backbone arrangements. The Freedom Transaction also includes long-term agreements pursuant to which Rogers will provide Quebecor with transport services (including backhaul and backbone) and roaming services. Rogers and Quebecor will provide each other with customary transition services as are necessary to operate Freedom’s business for a reasonable period of time post-closing and to facilitate the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates. Pursuant to the Share Purchase Agreement, the Shaw Mobile-branded wireless subscribers will not be transferred to Videotron and will remain with Shaw.

Status of the Proposed Transaction: Regulatory Approvals and Related Proceedings

For the Rogers-Shaw Transaction, consistent with the terms of the Arrangement Agreement, the parties made filings with each of the Canadian Radio-television and Telecommunications Commission (CRTC), the Commissioner, and ISED beginning in April 2021. For the Freedom Transaction, consistent with the terms of the Share Purchase Agreement, the parties made filings with the Commissioner and ISED beginning in June 2022.

On March 24, 2022, the CRTC completed its comprehensive review and approved the transfer of Shaw’s licenced broadcasting undertakings to Rogers, marking an important milestone towards closing of the Rogers-Shaw Transaction.

On May 9, 2022, the Commissioner filed applications to the Competition Tribunal (the “Tribunal”) seeking an order to prevent the Rogers-Shaw Transaction from proceeding and an interim injunction to prevent closing until the Commissioner’s case could be heard by the Tribunal.

On May 30, 2022, the Commissioner’s interim injunction application was resolved on the basis that Rogers and Shaw agreed to not proceed with closing the Rogers-Shaw Transaction until either a negotiated settlement is agreed with the Commissioner or the Tribunal has ruled on the matter. The Tribunal hearing began on November 7, 2022, and parties’ final oral arguments were completed on December 14, 2022.

On December 31, 2022, the Tribunal issued an order dismissing the Commissioner’s application, an initial summary of which was released on December 29, 2022. On December 30, 2022, the Commissioner advised Rogers, Shaw and Quebecor of his intention to appeal the decision to the Federal Court of Appeal and to seek an injunction to prevent the Proposed Transaction from closing pending the disposition of that appeal. The Federal Court of Appeal has scheduled a one-day hearing on January 24, 2023 and issued an order staying (suspending) the Tribunal’s decision and the closing of the Rogers-Shaw Transaction until the Federal Court of Appeal issues its final judgment in the appeal. The Federal Court of Appeal ordered the Commissioner to file his arguments by January 13, 2023, and Shaw, Rogers, and Quebecor to file their reply by January 17, 2023.

On October 25, 2022, the Minister of Innovation, Science, and Industry (the “Minister”) officially denied the application for the wholesale transfer of Freedom’s spectrum licences to Rogers, which is no longer being proposed. In connection with his ongoing review of the pending application to transfer Freedom’s spectrum licences to Videotron, the Minister gave notice that any spectrum licences acquired by Videotron must remain in Videotron’s possession for at least ten years and the Minister conveyed his expectation that Videotron’s prices for wireless services in Ontario and Western Canada would be comparable to what Videotron is currently offering in Quebec. Videotron subsequently announced that it is willing to accept these conditions. On December 31, 2022, the Minister indicated that he will render his decision on the transfer of Freedom’s spectrum licences to Videotron once there is clarity on the ongoing legal process arising from the Tribunal’s decision.

Given the ongoing legal process and the parties’ continued commitment to the Proposed Transaction, Rogers, Shaw and the Shaw Family Living Trust have agreed to extend the outside date for closing the Rogers-Shaw Transaction to January 31, 2023. The outside date in the Share Purchase Agreement also tracks the outside date in the Arrangement Agreement but can be extended beyond January 31, 2023 only with the consent of Videotron. Nonetheless, the time required for the outcome of the Commissioner’s appeal to the Federal Court of Appeal, as well as for ISED to issue its approval, including any further appeals of the outcomes of any required regulatory process, is uncertain and could result in further delays in or prevent the closing of the Rogers-Shaw Transaction and the Freedom Transaction.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2022 and November 30, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements of the Company for the three months ended November 30, 2022 were authorized for issue by the Audit Committee on January 12, 2023.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2022 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2022.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2022 and November 30, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Executive Chair & Chief Executive Officer, the President, and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. The chief operating decision makers utilize adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, WiFi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta through Freedom Mobile and in British Columbia and Alberta through Shaw Mobile.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended November 30,
	2022	2021
Revenue
Wireline	1,028	1,057
Wireless	345	332

	1,373	1,389
Intersegment eliminations	(3)	(3)

	1,370	1,386

Adjusted EBITDA(1)
Wireline	496	524
Wireless	121	109

	617	633
Amortization	(311)	(300)

Operating income	306	333

Current taxes
Operating	56	90
Other/non-operating	(5)	—

	51	90

(1)

Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2022 and November 30, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended November 30,
	2022	2021
Capital expenditures accrual basis
Wireline	270	186
Wireless	28	39

	298	225

Equipment costs (net of revenue)
Wireline	5	4

Capital expenditures and equipment costs (net)
Wireline	275	190
Wireless	28	39

	303	229

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	266	207
Additions to equipment costs (net)	5	4
Additions to other intangibles	31	40

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	302	251
Increase/(decrease) in working capital and other liabilities related to capital expenditures	4	(21)
Increase/(decrease) in capital expenditures related to asset retirement obligations (ARO)	—	—
Less: Proceeds on disposal of property, plant and equipment	(3)	(1)

Total capital expenditures and equipment costs (net) reported by segments	303	229

4.	OTHER CURRENT ASSETS

	November 30, 2022	August 31, 2022
Prepaid expenses	116	113
Costs incurred to obtain or fulfill a contract with a customer(1)	67	66
Wireless handset receivables(2)	177	176
Current Portion of Derivatives	7	5

	367	360

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2022, these amounts relate to the current portion of wireless handset receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2022 and November 30, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	LEASE LIABILITIES

Below is a summary of the activity related to the Company’s lease liabilities.

August 31, 2022	1,130
Net additions	4
Interest on lease liabilities	10
Interest payments on lease liabilities	(10)
Principal payments of lease liabilities	(31)

Balance as at November 30, 2022	1,103

Current	113
Long-term	1,017

Balance as at August 31, 2022	1,130

Current	114
Long-term	989

Balance as at November 30, 2022	1,103

6.	SHORT-TERM BORROWINGS

A summary of our accounts receivable securitization program is as follows:

	Three months ended November 30,
	2022	2021
Accounts receivable securitization program, beginning of period	200	200

Accounts receivable securitization program, end of period	200	200

	November 30, 2022	August 31, 2022
Trade accounts receivable sold to buyer as security	320	321
Short-term borrowings from buyer	(200)	(200)

Over-collateralization	120	121

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2022 and November 30, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	PROVISIONS

	Asset retirement obligations $	Restructuring $	Other $	Total $
Balance as at August 31, 2022	81	1	44	126
Additions	—	—	2	2
Accretion	1	—	—	1
Payments	—	—	—	—

Balance as at November 30, 2022	82	1	46	129

Current	—	1	44	45
Long-term	81	—	—	81

Balance as at August 31, 2022	81	1	44	126

Current	—	1	46	47
Long-term	82	—	—	82
Balance as at November 30, 2022	82	1	46	129

8.	LONG-TERM DEBT

	November 30, 2022				August 31, 2022
	Effective interest rates %	Long-term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $	Long-term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $
Corporate
Cdn fixed rate senior notes-
3.80% due November 2, 2023	3.80	499	1	500	499	1	500
4.35% due January 31, 2024	4.35	501	(1)	500	500	—	500
3.80% due March 1, 2027	3.84	299	1	300	299	1	300
4.40% due November 2, 2028	4.40	497	3	500	497	3	500
3.30% due December 10, 2029	3.41	496	4	500	496	4	500
2.90% due December 9, 2030	2.92	497	3	500	497	3	500
6.75% due November 9, 2039	6.89	1,422	28	1,450	1,422	28	1,450
4.25% due December 9, 2049	4.33	296	4	300	296	4	300

		4,507	43	4,550	4,506	44	4,550
Other

Burrard Landing Lot 2 Holdings Partnership	Various	46	—	46	47	—	47

Total consolidated debt		4,553	43	4,596	4,553	44	4,597
Less current portion(2)		500	—	500	1	—	1

		4,053	43	4,096	4,552	44	4,596

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of the Burrard Landing loans.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2022 and November 30, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

Interest Expense

	Three months ended November 30,
	2022	2021
Interest expense – long-term debt	55	55
Interest income – short-term (net)	(4)	(1)
Interest on lease liabilities (note 5)	10	11
Interest expense – other	2	—

	63	65

9.	SHARE CAPITAL

Changes in share capital during the three months ended November 30, 2022 are as follows:

	Class A Shares		Class B Shares
	Number	$	Number	$
August 31, 2022	22,372,064	2	477,175,098	4,215
Issued upon stock option plan exercises	—	—	143,995	4

November 30, 2022	22,372,064	2	477,319,093	4,219

Dividends declared

On December 30, 2022, the Company declared dividends of $0.098542 per Class A Share and $0.09875 per Class B Share payable on January 30, 2023 to shareholders of record at the close of business on January 13, 2023.

10.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended November 30,
	2022	2021
Numerator for basic and diluted earnings per share ($)
Net income	168	196

Net income attributable to common shareholders	168	196

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Shares for basic earnings per share	499	499
Effect of dilutive securities (1)	2	2

Weighted average number of Class A Shares and Class B Shares for diluted earnings per share	501	501

Basic and diluted earnings per share ($)	0.34	0.39

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three months ended November 30, 2022, nil (November 30, 2021 – nil) options were excluded from the diluted earnings per share calculation.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2022 and November 30, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

11.	REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract Assets	Contract Liabilities
Balance as at August 31, 2022	86	220
Increase in contract assets from revenue recognized during the year	31	—
Contract assets transferred to trade receivables	(25)	—
Contract terminations transferred to trade receivables	(6)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(203)
Increase in contract liabilities during the year	—	206

Balance as at November 30, 2022	86	223

	Contract Assets	Contract Liabilities
Current	63	200
Long-term	23	20

Balance as at August 31, 2022	86	220

Current	62	199
Long-term	24	24

Balance as at November 30, 2022	86	223

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the three months ended November 30, 2022. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

August 31, 2022	103
Additions to deferred commission cost assets	23
Amortization recognized on deferred commission cost assets	(21)

Balance as at November 30, 2022	105

Current	66
Long-term	37

Balance as at August 31, 2022	103

Current	67
Long-term	38

Balance as at November 30, 2022	105

Commission costs are amortized over a period ranging from 24 to 36 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2022 and November 30, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

Disaggregation of revenue

	Three months ended November 30,
	2022	2021
Services
Wireline - Consumer	867	896
Wireline - Business	161	161
Wireless	252	239

	1,280	1,296

Equipment and other
Wireless	93	93

	93	93

Intersegment eliminations	(3)	(3)

Total revenue	1,370	1,386

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at November 30, 2022.

	Within 1 year	Within 2 years	Within 3 years	Within 4 years	Within 5 years	Thereafter	Total
Wireline	1,734	717	168	86	29	2	2,736
Wireless	304	98	—	—	—	—	402

Total	2,038	815	168	86	29	2	3,138

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer. The estimated amounts disclosed are based upon contractual terms and maturities. Revenues recognized based on actual minimum transaction price, and the timing thereof, will differ from these estimates due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

12.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended November 30,
	2022	2021
Employee salaries and benefits	165	164
Purchase of goods and services	588	589

	753	753

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2022 and November 30, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

13.	OTHER GAINS (LOSSES)

	Three months ended November 30,
	2022	2021
Gain on disposal of fixed assets	2	—
Transaction costs (1)	(20)	(2)
Other (2)	2	(2)

	(16)	(4)

(1)

The Company has incurred a number of Transaction-related advisory, legal, financial, and other professional fees in connection with the proposed acquisition of Shaw by Rogers. As these costs do not relate to ongoing operations, they have been classified as non-operating expenses. Please refer to Note 1 for further details on the Transaction.

(2)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

14.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2022 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	—	2
Adjustment for hedged items recognized in the period	(1)	—	(1)

	1	—	1
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	3	(1)	2

	4	(1)	3

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2021 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)	2
Adjustment for hedged items recognized in the period	1	—	1

	4	(1)	3
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	16	(4)	12

	20	(5)	15

Accumulated other comprehensive loss is comprised of the following:

	November 30, 2022	August 31, 2022
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	3

Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(7)	(10)

	(4)	(7)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2022 and November 30, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

15.	CONSOLIDATED STATEMENTS OF CASH FLOWS

(i)    Funds flow from operations

	Three months ended November 30,
	2022	2021
Net income from operations	168	196
Adjustments to reconcile net income to funds flow from operations:
Amortization	312	301
Deferred income tax expense (recovery)	7	(23)
Defined benefit pension plans	2	3
Net change in contract asset balances	—	13
Other	(2)	1

Funds flow from operations	487	491

(ii)    Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended November 30,
	2022	2021
Interest paid	76	78
Income taxes paid (net of refunds)	107	54
Interest received	4	1

16.	FINANCIAL INSTRUMENTS

Fair value

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2022 and November 30, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

The carrying value and estimated fair value of long-term debt are as follows:

	November 30, 2022		August 31, 2022
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Liabilities
Long-term debt (including current portion)(1)	4,553	4,515	4,553	4,470

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

(iv)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

Currency risk

Certain of the Company’s capital expenditures and operating costs are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures and operating costs, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to the first quarter of fiscal 2023, the Company entered into forward contracts to purchase US $132 commencing September 2022 at an average exchange rate of 1.2756 Cdn. At November 30, 2022, the Company had forward contracts to purchase US $228 over a period of 12 months commencing December 2022 at an average exchange rate of 1.3156 Cdn in respect of US dollar commitments.